Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account from August 16 – 18, 2025:

The above-mentioned communication included a link to the following article:

Ethereum Suited for 'Meteoric' Stablecoin Growth, JPMorgan Says

André Beganski

Thu, August 14, 2025 at 12:31 PM EDT

Ethereum’s recent outperformance could continue as Wall Street begins issuing massive amounts of stablecoins within its ecosystem, JPMorgan signaled in a Thursday note.

A bevy of dollar-pegged tokens—following last month’s passage of the GENIUS Act, a regulatory framework for stablecoins—should affect Ethereum’s price, even if those assets are issued on layer-2 networks, instead of Ethereum itself, according to the bank’s analysts.

“We think ether is emerging as a direct way to gain exposure to the expected meteoric growth in stablecoins as the Ethereum network hosts most of these stablecoin assets, directly as the L1 or indirectly through some L2s,” the analysts wrote.

Ethereum changed hands around $4,54 on Thursday, a 3.5% decrease over the past day, according to crypto data provider CoinGecko. Although the cryptocurrency has surged recently, it has yet to eclipse its pandemic-era high of $4,900 in 2021.

With $138 billion worth of stablecoin’s issued on the network, Ethereum’s dominance stood at 51% of the $270 billion sector on Thursday, according to crypto data provider DefiLlama. JPMorgan analysts estimated last month that the sector could reach $500 billion in market value by 2028. The estimate is conservative compared to U.K. bank Standard Chartered, which predicted in a note last month that the market could hit $750 billion by the end of 2026.

The stablecoin sector’s market cap increased for an eighth straight month in July, with year-to-date growth outpacing the crypto market itself, JPMorgan analysts noted.

“We think this dynamic—stablecoins growing faster than the crypto market—perpetuates the theme of stablecoins’ ongoing divergence from the broader crypto ecosystem as stablecoin use cases and adoption matures,” they wrote.

Increased activity on Ethereum’s network can affect the asset’s price because the fees that users pay to transact or engage with applications are removed from circulation, increasing its scarcity. This dynamic, at times, has offset Ethereum that’s issued through staking.

Morning Minute: Bitcoin Breaks to $124k & New All-Time High

Not long ago, analysts questioned whether layer-2 networks were beneficial for Ethereum, pointing to a network upgrade last year that enabled them to save on costs. It benefited users but ultimately lowered Ethereum’s so-called burn rate to multi-year lows in April.

That was before Circle’s blockbuster IPO brought stablecoin hype to Wall Street and Robinhood unveiling of a layer-2 network showed how firms are tapping Ethereum’s ecosystem as a way to augment their businesses and potentially expand into new regions.

JPMorgan pointed to the passage of the GENIUS Act as a force catalyzing heightened activity in July across decentralized finance, NFTs, and spot markets, especially in the U.S. They also referenced “a more sustainable bridge between TradFi and DeFi that is being built by various partnerships and use cases,” suggesting the dynamic is sustainable.

The following communication was made by Andrew Keys, Co-Founder and Chairman of Pubco, from his X account on August 17 and 18, 2025:

The following communication was made by Tim Lowe, Chief Technology Officer of Pubco, from his X account on August 17, 2025:

The following communications were made by Darius Przydzial, Head of DeFi of Pubco, from his X account on August 15 and 17, 2025:

The above-mentioned communication included a link to the following article:

Beyond Stablecoins: The Case for Ethereum

Maria Shen and Sanjay Shah

Jul 09, 2025

Note: Throughout this article, ‘Ethereum’ refers to the network, and ‘ETH’ to the asset that powers it.

Executive Summary

The global demand for US dollars is not declining—it is exploding. While headlines focus on de-dollarization, a far more significant trend is unfolding: 4B+ people and millions of businesses are actively seeking dollar access through stablecoins, representing the largest expansion of the dollar's network effects in decades.

This creates an unprecedented opportunity for Ethereum. As stablecoins provide access to dollars to individuals around the world—growing 60x since 2020 to over $200B—millions of new dollar holders need more than just digital cash. They need yield, investment opportunities, and financial services. Traditional finance cannot serve this massive new market due to regulatory and infrastructure constraints.

Ethereum is uniquely positioned to host the global financial infrastructure for this new digital dollar economy, and ETH stands to benefit directly from this growth.

1. Millions of New Dollar Holders Enter Through Stablecoins

There is massive latent global demand for US dollars, both from individuals and businesses.

Individuals around the world want dollars for security:

●	Over 4 billion people face significant currency risks due to political instability, poor monetary policy, and structural inflation.[1]

●	An estimated 21% of the world’s population lives in countries with annual inflation above 6%[2], eroding savings and purchasing power rapidly.

●	For these populations, holding dollars means financial security. Dollars are trusted as a store of value, a means to transact cross-border, and a way to hedge against local currency volatility.

Businesses want dollars to transact:

●	The dollar remains the dominant currency for global trade, with 88% of all global foreign exchange (FX) transactions involving USD on at least one side.[3]

●	Businesses in emerging markets, where local banking and FX markets are often limited or unstable, rely on dollar liquidity for international payments, imports, and supply chains.

●	SMEs and freelancers increasingly demand digital dollars to get paid and avoid currency mismatch risks.

For the first time in history anyone in the world can hold dollars via stablecoins:

●	Anyone with internet access can hold and transact in dollars—no banks required, no government permission needed, 24/7 global availability.

●	As a result, stablecoin market capitalization grew 60x since 2020.[4]

●	Peak adoption is concentrated in emerging markets previously excluded from dollar-denominated finance. Nigeria became the #2 global crypto market while China sees underground adoption despite prohibitions.[5]

Stablecoins are creating a new class of dollar holders across the world's largest populations—businesses pricing in USDT, families saving in USDC. They enable a fundamental expansion of the USD financial services market.

2. These New Dollar Holders Seek Yield, Creating Opportunity for New Global Financial Infrastructure

Stablecoin holders want to put their money to work.

Millions of people can now hold dollars through stablecoins. But they want to do more than just hold dollars. People and businesses naturally want to put their money to work earning yield, investing, and growing wealth.

Traditional finance cannot serve this new market:

●	US banking system requires regulatory compliance that excludes most global participants.

●	Cross-border financial services remain expensive, slow, and geographically restricted.

●	Traditional finance was built for institutions and high-net-worth individuals, not global retail.

●	Geographic and regulatory barriers prevent billions from participating in dollar-denominated finance.

This creates demand for new financial infrastructure that can serve billions of stablecoin holders globally, allowing them to put their new dollars to work.

3. Only Ethereum Meets All Three Requirements to Serve Stablecoin Holders Globally

New financial infrastructure to serve stablecoin holders must meet three critical requirements simultaneously:

1.	Accessible Globally – Must work for anyone with internet access, from New York to Nigeria to rural Nepal. Most of the world cannot access dollar-based finance due to geography or regulation.

2.	Safe for Institutions – Must provide the security, reliability, regulatory clarity, and customizability that institutions need to build billion-dollar financial products.

3.	Resistant to Government Interference – Must operate beyond the control of any single government, since many governments would prefer to restrict dollar access to protect local currencies and control capital flows.

Ethereum delivers on all three requirements:

1.	Accessible Globally: Ethereum is available 24/7 to anyone with an internet connection worldwide.

2.	Safe for Institutions:

a.	Secure – Most economic security, and most decentralization, of any programmable blockchain. Most mature security infrastructure - most open source developers, verified contracts, security auditors & tooling.

b.	Reliable – 100% uptime for 10 years through market crashes and geopolitical events.

c.	Regulatory-Compliant – ETH classified as commodity by US regulators providing a clear institutional framework.

d.	Customizable – Ethereum's L1+L2 framework enables customizability, allowing institutions to optimize for specific use cases and meet regulatory requirements (e.g., Coinbase and Robinhood both built L2 chains on Ethereum).

e.	Proven Track Record – Hosts the world's largest digital financial economy: $140B+ USD stablecoins[6], $60B+ in decentralized finance (DeFi) protocols[7], and $7B+ real-world asset tokenization.[8]

3.	Resistant to Government Interference: No single point of control that can be captured by governments to control or restrict the network.

Ethereum uniquely delivers on these requirements due to its strong decentralization — rooted in an origin story that is nearly impossible to replicate today.

●	Strong decentralization is what makes Ethereum globally accessible, secure, reliable, and resistant to government interference.

●	This level of decentralization is rooted in Ethereum’s origin and culture.

o	Ethereum launched as a community-funded, proof-of-work chain, giving it very broad asset ownership. Today’s environment makes it no longer feasible to launch in this manner.

o	Its culture consistently prioritizes decentralization— maintaining costly client diversity and resisting centralized shortcuts—a culture that is nearly impossible to retrofit.

●	The result is a decentralization advantage that other chains cannot easily copy, and a lasting moat for Ethereum.

o	1M+ validators[9] across 100+ countries[10]

o	Multiple independent developer teams that ensure resilience and the largest open source developer ecosystem[11]

o	Broad asset ownership due to community-funded launch and proof-of-work origins

No other alternative meets all three requirements simultaneously:

*	Bitcoin may become more programmable in the future, but only if the Bitcoin community can agree to make an opcode change to enable this functionality.

4. Demand for ETH Will Likely Increase as it Becomes the Reserve Asset of the New Digital Dollar Economy

What is a reserve asset?

In any financial system, a reserve asset is the trusted base layer that underpins everything else. It is what institutions, protocols, and users hold as collateral, savings, or liquidity—the asset they rely on to store value, back loans, and settle transactions.

In the traditional system, dollars, US Treasuries, and gold are examples of reserve assets because they are trusted, liquid, and widely accepted.

Why ETH naturally plays this role

As billions of dollars flow through stablecoins on Ethereum, participants need a secure, permissionless, and productive asset to back lending, borrowing, staking, and yield generation. ETH is uniquely suited for this because:

●	Scarce & trusted: ETH’s supply is predictable, with low inflation and no central control.

●	Productive: Unlike gold or static dollars, ETH generates yield through staking—similar to how real estate or Treasuries generate income while held.

●	Collateral utility: ETH is already the largest on-chain collateral asset in the Ethereum ecosystem, backing $19B+ in lending protocols[12]. Institutions hold it because they need it to access DeFi markets.

●	Seizure-resistant & censorship-resistant: ETH cannot be frozen or seized by governments, making it more resilient than centrally issued assets.

●	Programmable & liquid: ETH is deeply integrated into the entire on-chain financial system, with unmatched liquidity for large transactions.

Why this makes ETH valuable

As more users hold stablecoins and demand financial services, they need a reserve asset to power that activity. ETH earns yield, secures the network, and underpins DeFi lending—so demand for ETH naturally grows as the system grows.

In simple terms: more stablecoin adoption → more on-chain activity → more need for ETH as collateral → more ETH held by institutions and users.

L2s expand demand for ETH

The growth of Ethereum L2s further boosts demand for ETH. By making transactions cheaper and faster, and enabling new use cases, L2s open up more places where ETH can be used as collateral. This expands the reach of ETH and strengthens its role as the reserve asset for the digital dollar economy.

5. As Demand for ETH increases, it is also Positioned To Become A Global Store of Value

This growing demand for ETH also positions it to take a large share of the legacy store of value market.

●	Like Bitcoin, Ethereum has superior store of value (SoV) properties to traditional assets like gold.

●	Rather than competing against each other, ETH and BTC may both take share from the $500T of legacy SoV assets in the coming years (gold, treasuries, stocks, real estate).

●	In addition to the SoV properties of Bitcoin, ETH also provides holders with yield.

●	Yield generation is a major unlock as investors overwhelmingly prefer yield-generating assets. US households hold ~$32T in dividend paying stocks[13], while they hold <$1T in gold.

ETH has superior properties to legacy SoV assets, and also provides yield:

6. Conclusion: Holding ETH is Likely the Best Way to Gain Exposure to the Growing Stablecoin Economy

The growth of the stablecoin economy sets up a powerful flywheel for Ethereum and ETH.

As more stablecoins are put to work on Ethereum, demand for ETH strengthens. A higher ETH value and more secure network attract more institutions and services, which fuels even greater stablecoin adoption.

Alternatives face significant challenges in replicating this flywheel:

●	Traditional finance cannot serve billions excluded by geographic and regulatory barriers.

●	Government-controlled systems remain subject to political influence and jurisdictional limitations.

●	Bitcoin lacks the programmability for complex financial services.

●	Other blockchains lack the security, reliability, and customizability needed by institutions, and also lack the decentralization to make them resistant to government interference.

The result: Holding ETH is likely the simplest and most effective way to gain exposure to the growing stablecoin economy.

●	One can also choose to invest in specific DeFi protocols that benefit from stablecoin expansion. This is riskier and requires expertise.

●	For most retail and institutional participants, ETH offers the simplest exposure to the entire digital dollar ecosystem.

Appendix

Risks to Watch

Like any emerging global system, Ethereum faces meaningful risks. While there are a number of risks, three stand out as the biggest threats to the thesis that Ethereum will anchor a permissionless, dollar-based financial system with ETH as its reserve asset.

1. Dollars Become the Reserve Asset, Not ETH

If stablecoins like USDC or USDT become so dominant that they are used for lending, collateral, and settlement, dollars could effectively replace ETH as the system's reserve asset. In this scenario, ETH risks being seen primarily as "gas money" rather than a core store of value. However, displacing ETH appears challenging given it maintains 44% of on-chain lending collateral on Ethereum mainnet and L2s and generates 3-5% staking yields. More importantly, ETH is the only truly decentralized asset on Ethereum—stablecoins like USDC and USDT are centrally controlled and can be frozen or seized, making them fundamentally unable to fulfill ETH's role as censorship-resistant collateral. More likely, ETH and dollars play complementary roles—dollars optimizing for stability and transactions, ETH providing decentralized, seizure-resistant value storage and network ownership.

2. CBDC Competition Displaces USD Stablecoin Adoption

Central Bank Digital Currencies (CBDCs) could offer similar 24/7 digital dollar access with full sovereign backing, potentially crowding out private stablecoins and limiting the permissionless dollar-based system that Ethereum enables today. CBDCs are inherently national, often lack true cross-border interoperability, and will likely restrict open developer access due to compliance and identity requirements. Stablecoins, by contrast, already settle trillions annually, work globally by default, and remain far more flexible for innovation, making it challenging for CBDCs to displace them.

3. A Competing Chain Overtakes Ethereum

A faster, cheaper blockchain with less initial decentralization could win users and developers who prioritize low fees and simple UX, creating strong liquidity and network effects early on. Over time, that chain might mature its validator set enough to be “decentralized enough,” fragmenting Ethereum’s dominance. However, displacing Ethereum would be difficult given its decentralization and 10+ years of battle-tested security.

Additional Data

$6T+ in annual stablecoin settlement volume (10x from 2020):14

Ethereum hosts 55%+ of all stablecoins:15

ETH may be the reserve asset of the new financial system. 44% of lending collateral is ETH in the Ethereum ecosystem, making it the largest collateral asset ($19B):16

This post reflects the current opinions of the authors and individual Electric Capital Partners, LLC (“Electric Capital”) personnel and are not the views of Electric Capital, its affiliates, or other individuals associated with Electric Capital. Certain information contained herein has been obtained from third-party sources. While taken from sources believed to be reliable, Electric Capital has not independently verified such information and makes no representations about the enduring accuracy of the information or its appropriateness for a given situation.

This post is for general information purposes only. It does not constitute investment advice or a recommendation or solicitation to buy or sell any investment and should not be used in the evaluation of the merits of making any investment decision. It should not be relied upon for accounting, legal or tax advice or investment recommendations. Any projections, estimates, forecasts, targets, prospects, and/or opinions expressed in these materials are subject to change without notice and may differ or be contrary to opinions expressed by others. Please see https://electriccapital.com/disclosures for additional important information.

Electric Capital and/or one or more of its affiliates is an investor in ETH. While we believe in Ethereum’s potential, this post is intended to share insights about Ethereum’s role in the future of finance rather than promote our investment. Readers should conduct their own research and consider multiple perspectives.

1	WPR 2025 population tables: CN 1.43 + IN 1.43 + NG 0.22 + RU 0.14 + LatAm 0.67 + SE Asia 0.70 = ≈ 4.6 bn under FX controls / withdrawal limits (per IMF AREAER ’24). Accessed 23 June 2025. worldpopulationreview.com.
2	International Monetary Fund (IMF). World Economic Outlook (WEO) database, April 2025 edition—“Inflation rate, average consumer prices (percent change)” series. Accessed July 7, 2025. https://www.imf.org/external/datamapper/PCPIPCH@WEO
3	Bank for International Settlements (BIS). OTC Foreign Exchange Turnover in April 2022 (Triennial Central Bank Survey). Accessed June 30, 2025. https://www.bis.org/statistics/rpfx22_fx.htm
4	StablePulse. Stablecoin analytics dashboard. Accessed June 23, 2025. https://www.stablepulse.org/
5	Chainalysis. The 2024 Geography of Cryptocurrency Report (1 Oct 2024). Accessed June 23, 2025. https://www.chainalysis.com/wp-content/uploads/2024/10/the-2024-geography-of-crypto-report-release.pdf
6	StablePulse. Stablecoin analytics dashboard. Accessed June 23, 2025; Stablecoins on Ethereum include stablecoins on Ethereum mainnet, Arbitrum, Base, Optimism as the major L2s. https://www.stablepulse.org/
7	DefiLlama API. Accessed June 23, 2025; Total Value Locked (TVL) in decentralized finance on Ethereum include value locked on Ethereum mainnet and major L2s.
8	RWA.xyz. Networks overview page. Accessed June 23, 2025. https://app.rwa.xyz/networks
9	Beaconscan. Ethereum Mainnet Beacon Chain Explorer. Accessed June 30, 2025. https://beaconscan.com/
10	Ethernodes. Countries – The Ethereum Network & Node Explorer. Accessed July 3, 2025. https://www.ethernodes.org/countries
11	Developer Report. Developer Ecosystem Rankings. Accessed July 3, 2025. https://www.developerreport.com/
12	DefiLlama API. Accessed June 23, 2025; Collateral assets in lending on Ethereum include assets locked on Ethereum mainnet and major L2s. Graph includes all variants of ETH (ETH, WETH, LSTs, LRTs).
13	Fed Z.1 (YE 2024) corporate equities: $39.4 T. — S&P DJI PR, 7 Jul 2025: 407/503 S&P 500 pay dividends ⇒ $39.4 T × 0.809 ≈ $32 T.
14	Allium on-chain stable-coins data. Entity-adjusted, single-direction max/net transfer methodology (see documentation). Accessed Jun 23 2025. https://docs.allium.so/historical-data/stablecoins
15	StablePulse. Stablecoin analytics dashboard. Accessed June 23, 2025. https://www.stablepulse.org/
16	DefiLlama API. Accessed June 23, 2025; Collateral assets in lending on Ethereum include assets locked on Ethereum mainnet and major L2s. Graph includes all variants of ETH (ETH, WETH, LSTs, LRTs).

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.